10026458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sykes Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 North Market Street - Suite 201
(No. and Street)

Washington	NC	27889
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Sykes (570) 839-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Sykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sykes Financial Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ANN BEVILAQUA, Notary Public
Forty Fort Boro., Luzerne County
My Commission Expires November 15, 2012

Mary Ann Bevilaqua
Notary Public

Wm R Sykes
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYKES FINANCIAL SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2009

Sykes Financial Services, LLC
(a Limited Liability Company)
Table of Contents
December 31, 2009

Page

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

To the Member
Sykes Financial Services, LLC
213 N. Market Street Ste 201
Washington, NC 27889

We have audited the accompanying statement of financial condition of Sykes Financial Services, LLC (a limited liability company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Williams & Co., LLP

February 19, 2010

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Svkes Financial Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	17,470
Accounts receivable - commissions		7,789
Prepaid expenses		2,504
Other current assets		1
	$	27,764

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable - trade	$	109
Accounts payable - commissions		1,121
TOTAL LIABILITIES		1,230
MEMBER'S EQUITY		26,534
	$	27,764

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Income
For the year ended December 31, 2009

REVENUES		
Commissions		$ 131,212
Miscellaneous revenues		1,411
	TOTAL REVENUES	132,623
EXPENSES		
Commissions		116,440
Regulatory fees and expenses		6,928
Supplies		488
Telephone		282
Utilites		524
Internet fees		568
Miscellaneous fees		752
Software		2,118
Rent		2,314
Office expense		563
Amortization		1,538
	TOTAL EXPENSES	132,515
	NET INCOME	$ 108

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Balance at January 1, 2009	26,426
Net income	108
Balance at December 31, 2009	$ 26,534

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 108
Adjustments to reconcile net income to net cash (used in) operating activities	
Amortization	1,538
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Accounts receivable - commissions	(6,717)
Security deposit	404
Prepaid expenses	(479)
Accounts payable - trade	69
Accounts payable - commissions	85
TOTAL ADJUSTMENTS	(5,100)
NET CASH (USED IN) OPERATING ACTIVITIES	(4,992)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET (DECREASE) IN CASH	(4,992)
CASH AT BEGINNING OF YEAR	22,462
CASH AT END OF YEAR	$ 17,470

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

Sykes Financial Services, LLC, (a limited liability company) hereinafter referred to as "the Company" is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company with the Pennsylvania Department of State on March 9, 2004.

Basis of Presentation

The Company is not subject to SEC Rule 15c3-3, a computation for determination of reserve requirements, and claims an exemption under (K)(1).

The Company is engaged in a single line of business as a securities broker-dealer. The Company claims the (K)(1) exemption, as its business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days when purchased, that are not held for sale in the ordinary course of business.

Commissions Receivable and Payable

Commissions receivable and payable include amounts due from or to third parties for commissions on sales. These items are recorded based on the trade date of the security. The firm considers commissions receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $23,896, which was $18,896 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Recent Accounting Pronouncements

In May 2009, the FASB issued FASB ASC 855, (Statement No. 165 "Subsequent Events") which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires an entity to disclose the date through which it has evaluated subsequent events and the basis for that date. FASB ASC 855 is effective for interim and annual periods ending after June 15, 2009. FASB ASC 855 was effective for the Company as of December 31, 2009. The adoption of FASB ASC 855 did not have a material impact on the Company's financial condition, results of operations or disclosures.

In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles (Statement No. 168 - *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles).* The new guidance replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). Rules and interpretative releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. Technical references to generally accepted accounting principles included in the Notes to Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically.

NOTE 2 – Related Party Transactions

The sole member of the Company is a registered broker dealer. During the year ended December 31, 2009, the sole member earned $103,233 of commissions. As of December 31, 2009, commissions receivable of $7,789 were attributable to the sole member.

NOTE 3 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. The Company does not have any correspondent services therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 4 – Subsequent Events

Management has evaluated subsequent events through February 19, 2010 which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in the accompanying financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net Capital		
Total member's equity		$ 26,534
Total member's equity qualified for Net Capital		26,534
Total capital and allowable subordinated liabilities		26,534
Deductions and/or charges:		
Nonallowable assets:		
12b1 fees receivable net of payable to representative	$ -	
Other assets	2,638	
Total Deductions and/or Charges		(2,638)
Net Capital		23,896
Aggregate Indebtedness		
Accounts payable - trade		109
Accounts payable - commissions		1,121
Total Aggregate Indebtedness (AI)		1,230
Computation of Basic Net Capital Required		
Minimum net capital required (6.67% of AI)		82
Minimum dollar net capital requirement of broker/dealer		5,000
Net Capital Requirement (greatest of above two calculations)		5,000
Excess net capital		18,896
Excess net capital at 1000% (net capital less 10% of AI)		18,773
Ratio: Aggregate indebtedness to net capital		0.05

Net capital and ratios reconcile to FOCUS report Part II A Quarterly 17a-5(a) as of December 31, 2009 except for excess net capital at 1000% which differs from the FOCUS report by $877 ($18,773 vs $17,896).

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

To the Member
Sykes Financial Services, LLC
213 N. Market Street Ste 201
Washington, NC 27889

In planning and performing our audit of the financial statements of Sykes Financial Services, LLC (a limited liability company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

To the Member
Sykes Financial Services, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United State of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Williams & Co., LLP

February 19, 2010